Exhibit 77C

New York Quality  Municipal Trust (VNM)

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 4,558,029 shares voted in his favor and 14,726 shares withheld. With regards to the election of Hugo Sonnenschein as elected trustee by the common shareholders of the Fund 4,558,029 voted in his favor and 14,726 shares withheld. With regards to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Fund 1,676 shares voted in his favor and 0 shares withheld. The other trustees whose terms did not expire in 2001 were: David Arch, Rod Dammeyer, Howard J Kerr and Wayne Whalen.